



Republic

Company Name	Sugarfina
Logo	sugarfina
Headline	Artisanal, luxury candy and sweet experiences for grown ups
Slides	





CHAMPAGNE
bubbles
candy
DARK CHOC SEA SALT
caramels
BUBBLY
bears
ICE CREAM
cones
SUGAR
lips
PARISIAN
pineapples
sugarfina

Tags	B2C, Consumer Goods & Retail, Food, Crowd SAFE, Companies, Republic alum, 50-199 employees, $25M+ revenue

Pitch text

Summary

- Approximately $30.6 million in revenue in 2021, +22% vs 2020
- Significant domestic and international distribution expansion opportunity
- 50+ patents, trademarks, and copyrights in the United States
- PR coverage: Cosmopolitan, People, US Weekly, Forbes, E! and Food & Wine
- 25 retail boutiques, and HK franchise stores
- Wholesale presence in 900+ accounts
- Collaborations with Casamigos®, Tito's, Truly Seltzer®, and The Simpsons®

Second Half Update

2022 Second-Half Update

- Revenues +6% vs LY
- E-com, Wholesale, and Gifting +16% vs LY
- Launched Strawberry Champagne Bears®, Celebration Bottles, La Patisserie, and Cookie Cravings collections
- New premium distribution (e.g. The Ritz Carlton Yacht Collection, The Colony Hotel Palm Beach, and more)
- Featured on Good Morning America

new launches!









LA PÂTISSERIE

STRAWBERRY CHAMPAGNE BEARS®

COOKIE CRAVINGS COLLECTIONS

CELEBRATION BOTTLES

New South Florida Expansion - October 2022

- Opened a new retail boutique in Miami Brickell City Centre
- Increase brand awareness
- Drive E-commerce sales
- Opening a second retail boutique in Boca Raton, Florida

Our core values of luxury, playfulness, and innovation allow us to appeal to our coveted customer and brand fans listings of over 1.2 million primarily fashionable, influential women.

The Most Wonderful Time of the Year!





Featuring new
24 Tastes of a Candy Carousel
Advent Calendar!
Fan Favorite
Gingerbread 24
Taste of Christmas
Advent Calendar!
CHEERS TO
Holiday 2022
Sugarfina's largest Holiday Collection to date!
featured in
msn
BuzzFeed
TOWN&COUNTRY
FOOD52
GOOD HOUSEKEEPING
POPSUGAR.
BUSINESS INSIDER
yahoo!
TODAY
and more!

2023 Q1 Product Launches


Lunar New Year
2023
collection features
Best-Selling Lotus Flowers Candy Cube®
Innovative Shadowbox Design
Two New Candy Cube® Flavors
HAPPY LUNAR NEW YEAR


Valentine's Day
2023
collection features
Innovative Taster Packet Packaging
Best-Selling Love Letters Tasting Collection
Two New Chocolate Bar Flavors

2023 Planned Innovation and Collaborations


Planned Innovation & Collaborations
• HOLLYWOOD CHAMBER OF COMMERCE
• VODKA
• DESIGNER FASHION BRAND
• FAMOUS BOARD GAME

Problem

Why can't candy be luxurious and playful?

In the $42B US confectionery market, something has been conspicuously lacking—imagination. Leading brands still box themselves into one of two categories: their products are either just chocolate, or they're just for kids.

Where's the household name synonymous with fun, artisanal sweets that excite the senses? Where's the candy brand for grown-ups?



Solution

Sugarfina: a candy boutique for grown-ups

We sell luxury confections, with something for everyone

Sugarfina is a candy brand for the adult palate, combining high-quality, luxury candy with a fun and engaging aesthetic. We have created a new space in the luxury confections market, and continue to redefine what it means to be a luxury candy brand.

Partnering with artisan candy makers from around the world, we create a wide range of products that offer something for everyone: from gummies to cordials, cocktail-infused candies, and chocolate bars.

We have a uniquely fresh approach to gourmet confections, which has attracted a loyal, coveted customer who is fashion-forward, influential, and seeks luxury products that speak to her lifestyle.

Product

Must-have products wrapped in luxurious packaging



A focus on breakthrough product development and packaging design which are key components to creating must-have, newsworthy and shareable products



Our candy is both a delicious treat and a sight to behold, thanks to our in-house creative and design teams and unwavering commitment to quality. We are constantly innovating with unique, on-trend products and flavors.

We also feature collaborations with food & beverage, entertainment, and lifestyle brands to create must-have, newsworthy, and shareable products and experiences:

- Truly Hard Seltzer®

- The Simpsons®

- Hampton Water Rosé™

- Pressed Juicery®

- Alfred Coffee & Kitchen®
- Tito's Handmade Vodka®
- Casamigos®
- Hello Kitty®

One of our signature offerings is the Candy Bento Box®. This patented packaging system allows for a totally customizable "Design Your Own Candy Bento Box®" experience, both online and in-store.

Traction

$31M+ in TTM revenue

Wholesale and Gifting Concierge are our fastest-growing channels in the last 6 months as we expand distribution across the country. E-commerce continues to grow as we market to our extensive customer list and attract new customers every day. In addition to our own e-store, Sugarfina products are sold through Amazon® and Rakuten®—one of the largest E-commerce sites in Japan.


2022 New Wholesale Distribution Highlights
EREWHON
Wally's
THE RITZ-CARLTON YACHT COLLECTION
Hilton
SAFEWAY
Stellar News
THE Colony HOTEL
Soto & Sanchez
SUMMERHILL MARKET
SURF & SAND RESORT
BRILAND CLUB HARBOUR ISLAND
HÔTEL BARRIÈRE Fouquet's NEW YORK

We've established **25 retail boutiques** throughout North America, and franchise stores in Hong Kong. Our **wholesale presence in 900+ accounts**

includes gourmet grocery stores, online retailers, specialty gift stores, and prestige department stores like Bloomingdale's® and Nordstrom®.

WHOLESALE VERTICALS: DIVERSE RANGE OF CATEGORIES

GOURMET GROCERY	ONLINE RETAILERS	SPECIALTY/ GIFTING	DEPARTMENT STORES	HOSPITALITY/ TRAVEL
Bristol Farms	FAIRE	PAPER SOURCE	NORDSTROM	THE Colony HOTEL
Gelson's	BOX fox	BARNES&NOBLE	Neiman Marcus	ROSEWOOD MIRAMAR BEACH
metropolitan market	greetabl	the paper store	bloomingdales	Resorts World LAS VEGAS
BALDUCCI'S	FOOD52	Swoozie's	BERGDORF GOODMAN	Encore BOSTON HARBOR
KINGS	ReserveBar	ANNIE'S BLUE RIBBON GENERAL STORE	VON MAUR	FONTAINEBLEAU MIAMI BEACH
Andronico's COMMUNITY MARKETS	URBANSTEMS	Total Wine & MORE	Dillard's	BAHA MAR
MOLLIE STONE'S MARKETS	goPuff	HEARTBOX	NORDSTROM rack	Sol&Sanchez

Customers

PR and social media drive brand fame

Sugarfina has a thriving social media presence with **340K+ followers** across all our social media channels, including customers, celebrities, and influencers.

85+% of our customers are women, which informs key aspects of our product and marketing strategy:

- Create content that resonates with fashionable, influential women
- Develop products and design packaging with playful and colorful aesthetics
- Focus on self-purchase as well as gift-giving

We've received incredible PR coverage from **Us Weekly, People Magazine, USA Today, Forbes, Real Simple, Food Network, Food & Wine, E!**

Entertainment, and so much more! Sugarfina was also awarded Best Rosé Candy by Cosmopolitan Magazine in 2020 in their Wine Awards.

Business Model

Five complementary sales channels

We believe our diversified business model is invaluable for protecting and expanding our market share. Our omni-channel approach generates revenue from five main channels:

- 45% from over 2,000 prestige wholesalers like Nordstrom®, Bloomingdales®, Neiman Marcus®, and high-end specialty grocers around US and Canada

- 25% from our 25 retail locations in North America

- 22% from E-commerce

- 6% from custom corporate gifting in over 1,300 corporate and event clients

- 2% from international sales (in Hong Kong, Australia, South Korea, and Japan)

Over 50% of our 2021 sales came from Direct-to-Consumer E-commerce, Retail, and Gifting Concierge channels.



Full Year 2022

Market

Room to grow



Industry analysts valued the global confectionery market at $226B in 2021, and projected growth to **$308B by 2029**. We believe that Sugarfina is now in a position to increase its market share in North America.

Competition

Leading with confidence in the luxury candy segment

We are a leader in the luxury candy and premium gummy space. Thanks to our IP portfolio, this position is largely defensible.

Sugarfina's broad intellectual property portfolio provides a strong and protected competitive advantage in the market. As we continue to build our brand through increased marketing and branding campaigns – including our iconic packaging – we believe our market share is likely to increase.

- Established brand identity as the leader in the luxury candy space

- 50+ patents, trademarks, and copyrights on our branding and packaging in the United States and more globally

- In-house creative and design teams are category-leading

- Robust supply chain, inventory management, and shipping processes

- Recently opened a new centralized operations center enabling sales distribution expansion

- International and domestic network of artisanal candy makers with proprietary formulas and ingredients


INTELLECTUAL PROPERTY PROTECTION
A robust IP portfolio protects the iconic Sugarfina brand identity
• 25+ U.S design patent registrations and allowances
• 20+ U.S. trademark registrations and allowances
• Trademark and patent registrations in 29 international jurisdictions
2-Piece Bento Box
3-Piece Bento Box
4-Piece Bento Box
4-Piece Bento Box - magnetic
Pop-Up Box with Drawer
8-Piece Bento Box
8-Piece Bento Box - magnetic
Bento Box with Label Band

Vision And Strategy

Nonstop innovation, worldwide distribution

In addition to expanding our ever-growing list of products—such as our new Sweet Fruit Purée, Kombucha, and La Pâtisserie Collections —we are continuously **scaling distribution**.

Our near-term plans include:

- Continue accelerating our revenues on our own **E-commerce platform** and **Amazon® USA**

- Growing our travel, specialty stores, and premium grocery account distribution

- Adding additional dropship accounts serviced by our **Las Vegas operations center**

- Opening select retail stores in strategic Florida locations

We are also exploring further **wholesale expansion into Europe, and Southeast Asia**, as well as into the UK and the Middle East.

Through all this, we will continue to invest in digital marketing to continue scaling our higher margin and higher growth eCommerce business.

Funding



Board member Diana Derycz Kessler has 20 years of experience serving as a principal investor in Bristol Capital Advisors, with investments in growing public and private companies in a variety of sectors. She holds a Law Degree from Harvard Law School and a Master's Degree from Stanford University.



Board member Paul Kessler is Principal, Portfolio Manager and Founder of Bristol Capital Advisors and has extensive experience with emerging growth companies and plays an active role in guiding both company boards and executives. He is well versed at identifying deep value activist opportunities and has overseen over 650 investment transactions.

The net proceeds from this offering will be used to accelerate our growth rate as a function of having additional capital to invest in product development, marketing, sales initiatives, and working capital. These plans include potentially acquiring incremental complimentary consumer lifestyle brands depending on market conditions. The acquisition of incremental brands is partially contingent upon raising additional capital.

Founders

100+ years of combined experience in building aspirational consumer brands

We are a dedicated and forward-thinking team focused on building the future of the candy market.

After acquiring Sugarfina, we have focused on placing experienced executives and leaders in charge of their given specialties and have empowered them to thrive in their roles, which has resulted in a unique culture of innovation and collaboration. The Sugarfina leadership team has a combined 100+ years of experience in consumer businesses and building aspirational consumer brands.

Our team of industry veterans draws on a well of experience from the confectionery, finance, entertainment, luxury goods, and logistics industries.



CEO and Co-Investor, Scott LaPorta has a proven record of developing under-managed businesses into high growth enterprises. He raised over $30 billion of capital, and led or co-led over $10 billion of M&A activity, as a CFO of companies in the hospitality, lodging, and casino industries. Scott took on a turnaround role at Levi Strauss that included leading strategy, planning, and restructuring, and ran three divisions of the company. He also led the commercialization, growth, and eventual sale of Bolthouse Farms with a category-leading exit.

Summary

Why Invest

Loyal Customers and an Amazing Product

We have already proven through our efforts to appeal to our target audience of sophisticated, influential, and fashion-forward women, that we have an ideal product-market fit.

We believe our stellar reputation among these key audiences positions our brand to grow sustainably and rapidly in the next few years.

Team

	Scott LaPorta	CEO and Co-Investor
	Diana Derycz-Kessler	Board Member
	Paul Kessler	Board Member
	Tracy Woo	VP of Sales
	Fiona Revic	Corporate Counsel
	Debra Allen	SVP of Human Resources
	Brian Garrett	VP of Finance

Perks

$1,000   For investments over $1,000, investors will receive a $100 candy credit for every $1,000 invested (up to $5,000). You will also get early access to new candy releases and investor-exclusive shopping events. Plus, early invites to tastings and events at our retail boutiques.

FAQ

What perks will I receive as an investor?

For investments over $1,000, investors will receive a $100 candy credit for every $1,000 invested (up to $5,000). You will also get early access to new candy releases and investor-exclusive shopping events. Plus, early invites to tastings and events at our retail boutiques.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, the Company must select, at its option, within thirty (30) business days of receiving notice (whether actual or constructive), either (1) to provide the Investor a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to provide the Investor a number of shares of Common Stock equal to the Subscription Amount (or a lesser amount as described below) divided by the Liquidity Price.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then the Company must select, at its option, within thirty (30) business days of receiving notice (whether actual or constructive), either (1) to provide the Investor a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to provide the Investor a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Subscription Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.